SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Xoom Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98419Q101

(CUSIP NUMBER)

Quincy J. Lee

610 West 5th Street, Suite 600

Austin, TX 78701

(512) 351-4440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Burke A. McDavid

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

October 29, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 98419Q101	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teton Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,190,324
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,190,324
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 98419Q101	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancient Art, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 98419Q101	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Whitney, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 98419Q101	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trango II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 98419Q101	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quincy J. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,190,324
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,190,324
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, $0.0001 par value (“Common Stock”), of Xoom Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Teton Capital Partners, L.P. (the “Fund”), a Texas limited partnership, (ii) Ancient Art, L.P. (“Ancient Art”), a Texas limited partnership, as the investment manager to the Fund, (iii) Whitney, L.P. (“Whitney”), a Texas limited partnership, as the general partner of the Fund, (iv) Trango II, L.L.C. (“Trango”), a Texas limited liability company, as the general partner of both Ancient Art and Whitney, and (v) Quincy J. Lee, the principal of Trango (collectively, the “Reporting Persons”). The shares of Common Stock reported on this Schedule 13D are held by the Fund.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $0.0001 par value (the “Common Stock”).

Issuer:	Xoom Corporation 425 Market Street, 12th Floor San Francisco, CA 94105

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by the Fund, Ancient Art, Whitney, Trango and Mr. Quincy J. Lee. Because Mr. Lee is the principal of Trango (with Mr. Lee, Ancient Art, Whitney and Trango hereinafter referred to as the “Control Persons”), the Control Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Fund. The Control Persons are filing this Schedule 13D jointly with the Fund (collectively, the “Reporting Persons”), as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 610 West 5th Street, Suite 600, Austin, Texas 78701.

(c) The principal occupation of Mr. Lee is serving as the principal of Trango. The principal business of Trango is serving as the general partner of both Ancient Art and Whitney. The principal business of Whitney is serving as the general partner of the Fund. The principal business of Ancient Art is acting as the investment manager to the Fund. The principal business of the Fund is investments.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Fund, Ancient Art, Whitney and Trango are organized under the laws of the State of Texas. Mr. Lee is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of November 7, 2014, the Fund had invested $39,917,499.26 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Fund.

Item 4.	Purpose of the Transaction

The Control Persons have acquired a position in the Issuer for the Fund and has had communications with management of the Issuer regarding corporate uses of excess cash including stock buybacks, dividends, and corporate acquisition.

The Control Persons purchased the Common Stock for the Fund based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 38,447,596 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 3, 2014.

The Fund may be deemed to beneficially own the 2,190,324 shares of Common Stock that it owns directly, representing approximately 5.7% of the issued and outstanding shares of Common Stock of the Issuer.

Ancient Art, as the investment manager to the Fund, may be deemed to beneficially own the 2,190,324 shares of Common Stock held by the Fund, representing approximately 5.7% of the issued and outstanding shares of Common Stock of the Issuer.

Whitney, as the general partner of the Fund, may be deemed to beneficially own the 2,190,324 shares of Common Stock held by the Fund, representing approximately 5.7% of the issued and outstanding shares of Common Stock of the Issuer.

Trango, as the general partner of Ancient Art and Whitney, the investment manager to and the general partner of, respectively, the Fund, may be deemed to beneficially own the 2,190,324 shares of Common Stock held by the Fund, representing approximately 5.7% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Lee, as the principal of Trango, may also be deemed to beneficially own the 2,190,324 shares of Common Stock held by the Fund, representing approximately 5.7% of the issued and outstanding shares of Common Stock of the Issuer.

The Control Persons disclaim beneficial ownership of the Common Stock held by the Fund except to the extent of their pecuniary interest therein.

(b) The Fund has the sole power to vote and dispose of the Common Stock that it holds directly reported in this Schedule 13D.

Ancient Art, Whitney, Trango and Mr. Lee have the shared power to vote and dispose of the Common Stock owned by the Fund reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that the Control Persons are, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 2,190,324 shares of Common Stock owned by the Fund. Pursuant to Rule 13d-4, the Control Persons disclaim all such beneficial ownership.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated November 10, 2014.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2014

Teton Capital Partners, L.P.

By: Whitney, L.P., its general partner

By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

Ancient Art, L.P.

By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

Whitney, L.P.

By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

Trango II, L.L.C.

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

/s/ Quincy J. Lee
Quincy J. Lee

ANNEX A

Transaction Type	Quantity	Price	Trade Date
Buy	14,385	14.5919	11/7/2014
Buy	1,672	14.4800	11/6/2014
Buy	109,247	14.7193	11/5/2014
Buy	100,000	15.19	11/4/2014
Buy	500,000	15.7325	10/29/2014
Buy	250,000	14.7005	10/29/2014
Buy	150	18.9100	10/28/2014
Buy	50,270	18.9091	10/24/2014
Buy	25,000	19.1056	10/22/2014
Buy	56,900	19.0954	10/21/2014
Buy	25,000	19.2600	10/17/2014
Buy	1,263	18.5700	10/15/2014
Buy	25,000	19.1400	10/14/2014
Buy	25,000	18.3200	10/13/2014
Buy	81,218	18.6007	10/9/2014
Buy	100,000	18.7250	10/9/2014
Buy	168,455	18.8510	10/8/2014
Buy	2,000	19.4900	10/8/2014
Buy	125,000	19.7235	10/7/2014
Buy	11,800	21.0064	10/6/2014
Buy	16,355	21.7482	10/2/2014
Buy	21,637	21.8379	10/1/2014
Buy	49,984	22.0169	9/30/2014
Buy	500	21.7100	9/29/2014
Buy	24,200	22.3611	9/23/2014
Buy	146,672	22.4365	9/22/2014
Buy	44,300	22.7964	9/19/2014
Buy	24,836	22.9558	9/16/2014
Buy	117,800	22.8051	9/15/2014
Buy	12,789	23.3199	9/12/2014
Buy	25,000	23.5881	9/11/2014
Buy	33,891	23.0261	9/9/2014